New Energy Technologies, Inc.

9192 Red Branch Road

Suite 110

Columbia, MD 21045

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

September 7, 2012

Re:	New Energy Technologies, Inc.

Pre-Effective Amendment No. 2 to Registration Statement

On Form S-1

Filed August 23, 2012

File No. 333-182253

To whom it may concern,

On behalf of New Energy Technologies, Inc. (the “Registrant”) and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above referenced amended registration statement so that it be declared effective as of 4:30 p.m., Eastern Time, on Tuesday, September 11, 2012, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the amended registration statement, Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ John Conklin

Name: John Conklin

Title: President and Chief Executive Officer